SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 08, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

News Release: Qimonda Announces Expansion of Back-End Facility in China
News Release: Qimonda Builds New DRAM Module Manufacturing Facility in Malaysia
SIGNATURES

This Report on Form 6-K contains two press releases of Qimonda AG dated as of March 08, 2007, announcing the expansion of back-end facility in China and the building of a new DRAM module manufacturing facility in Malaysia.

News Release – Presseinformation
Qimonda Announces Expansion of Back-End Facility in China;
Investment of Euro 250 million Will Double Capacity
Munich, Germany/Suzhou, China — March 8, 2007 — Qimonda AG (NYSE: QI), a leading supplier of memory chips, today announced the planned expansion of its existing facility for the assembly and testing of memory ICs (back-end) in the Suzhou Industrial Park, Suzhou, China, located 80 kilometers west of Shanghai. In course of the expansion, Qimonda will construct a second building doubling the factory’s capacity. Investment in construction of new facility, including infrastructure, production equipment and IT, amounts to around Euro 250 million over the next three years. The expansion adds to the ongoing investment in the existing manufacturing facilities in Suzhou Industrial Park which were established starting in 2003.
Construction of the new facility is scheduled to begin in March 2007, with the site ready for the equipment installation by late 2007. A new clean room of 10,000sqm will be added to the existing clean room of 10,000sqm. The expansion will also result in a significant increase of headcount. The facility currently has about 1,700 staff. At full capacity, the headcount is expected to move beyond 3,000 employees.
“Growth in our front-end capacities, with more than two-thirds of our DRAM bits shipped now produced on 300mm manufacturing lines, clearly requires an increase in our back-end capacities. With the expansion in Suzhou we are now excellently set up to further
For the Business and Trade Press: QI200703.10e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408-501-7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 4 March 8, 2007
leverage our competitive advantage in 300mm manufacturing,” said Kin Wah Loh, President and CEO of Qimonda.
Ma Ming Long, Chairman of Suzhou Industrial Park Administrative Committee (SIPAC), also addressed his support to this expansion: “Qimonda is one of the major companies in Suzhou semiconductor industry. It is the enterprise and industry that SIPAC fully supports and targets. We believe that with the completion of the second building, Qimonda will meet customers’ needs effectively as well as bring the company a good return of investment in the future. In addition, this expansion strengthens Qimonda’s global business development and a leading position in the memory market.”
Background
Qimonda has access to five 300mm manufacturing sites on three continents and currently uses four sites for back-end manufacturing. Back-end sites are located in Suzhou (China), Malacca (Malaysia), Porto (Portugal) and Dresden (Germany). The back-end manufacturing process comprises of two major steps. Firstly, the processed wafers are diced into individual chips and, after having added interconnecting pins, the chips are encapsulated into a packaged component using compound material. After testing, components are often soldered onto circuit printed boards to create modules. The surface-mount technology (SMT) describes a method developed in the 1960s in which the components are mounted directly onto the surface of the printed circuits boards.
For the Business and Trade Press: QI200703.10e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408-501-7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 4 March 8, 2007
The back-end facility in Suzhou is a joint venture of Qimonda AG and China-Singapore Suzhou Industrial Park Venture Co (CSVC), Ltd, set up in 2003, and operates under the name of Qimonda Technologies (Suzhou) Co., Ltd.
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda’s management and third parties. Statements that are not historical facts, including statements about Qimonda’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. These forward-looking statements speak only as of the date they are made, and Qimonda undertakes no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for Qimonda’s products in particular, the success of Qimonda’s development efforts, both alone and with its partners, the success of Qimonda’s efforts to introduce new production processes at its facilities and the actions of its competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. Qimonda cautions you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in Qimonda’s Annual Report on Form 20-F for its fiscal year ended September 30, 2006, available without charge on Qimonda’s website and at www.sec.gov.
About Qimonda
Qimonda AG is a leading global supplier of DRAM memory products. Following the carve out from Infineon Technologies AG on May 1, 2006, Qimonda went public at the New York Stock Exchange on August 9, 2006. The company generated net sales of €3.81 billion in its 2006 financial year and has approximately 12,000 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents
For the Business and Trade Press: QI200703.10e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408-501-7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 4 of 4 March 8, 2007
and operates five major R&D facilities, including its lead R&D center in Dresden. The company is a leading supplier of DRAM products to PC and server manufacturers and is increasingly focusing on products for graphics, mobile and consumer applications as well using its power saving trench technology. Further information is available at www.qimonda.com.
For the Business and Trade Press: QI200703.10e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408-501-7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

News Release – Presseinformation
Qimonda Builds New DRAM Module Manufacturing Facility in Malaysia;
Investment of Euro 150 Million for Extending Back-End Capabilities
Munich, Germany / Johor, Malaysia — March 8, 2007 — Qimonda AG (NYSE: QI), a leading supplier of memory chips, today announced the building of a new DRAM module manufacturing facility in Johor, Malaysia, close to the border with Singapore. The overall investment for this new DRAM module manufacturing facility in Malaysia including IT integration, infrastructure and equipment will total up to Euro 150 million over the next five years.
The start of construction is planned for mid of calendar year 2007, while production is expected to begin in 2008. It is planned that the new manufacturing site will have up to 3,000 employees. The new DRAM module manufacturing facility will have a production area of around 25.000sqm.
“The new DRAM module facility is a key element of our efforts to optimize our supply chain”, said Kin Wah Loh, President and CEO of Qimonda. “It will provide us with a higher flexibility and efficiency in our back-end manufacturing. The new facility will be located close to Qimonda’s global distribution center in Singapore to reduce inbound and outbound transit times and to achieve favorable lead times.”
Background
Qimonda has access to five 300mm manufacturing sites on three continents and currently uses four sites for back-end manufacturing. Back-end sites are located in
For the Business and Trade Press: QI200703.11e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408-501-7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 3 March 8, 2007
Suzhou (China), Malacca (Malaysia), Porto (Portugal) and Dresden (Germany). The back-end manufacturing process comprises of two major steps. Firstly, the processed wafers are diced into individual chips and, after having added interconnecting pins, the chips are encapsulated into a packaged component using compound material. After testing, components are often soldered onto circuit printed boards to create modules. The surface-mount technology (SMT) describes a method developed in the 1960s in which the components are mounted directly onto the surface of the printed circuits boards.
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda’s management and third parties. Statements that are not historical facts, including statements about Qimonda’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. These forward-looking statements speak only as of the date they are made, and Qimonda undertakes no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for Qimonda’s products in particular, the success of Qimonda’s development efforts, both alone and with its partners, the success of Qimonda’s efforts to introduce new production processes at its facilities and the actions of its competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. Qimonda cautions you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in Qimonda’s Annual Report on Form 20-F for its fiscal year ended September 30, 2006, available without charge on Qimonda’s website and at www.sec.gov.
About Qimonda
Qimonda AG is a leading global supplier of DRAM memory products. Following the carve out from Infineon Technologies AG on May 1, 2006, Qimonda went public at the
For the Business and Trade Press: QI200703.11e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408-501-7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 3 March 8, 2007
New York Stock Exchange on August 9, 2006. The company generated net sales of €3.81 billion in its 2006 financial year and has approximately 12,000 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates five major R&D facilities, including its lead R&D center in Dresden. The company is a leading supplier of DRAM products to PC and server manufacturers and is increasingly focusing on products for graphics, mobile and consumer applications as well using its power saving trench technology. Further information is available at www.qimonda.com.
For the Business and Trade Press: QI200703.11e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408-501-7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: March 08, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board